Exhibit 99.2

ABITS GROUP INC

ANNUAL MEETING OF SHAREHOLDERS

November 21, 2025, 11:00 AM, Hong Kong Time

(November 20, 2025, 10:00 PM, Eastern Time)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF

DIRECTORS OF ABITS GROUP INC

The undersigned shareholder of ABITS GROUP INC (the “Company”) hereby appoints Conglin Deng or Wanhong Tan, and each of them, as proxies with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual meeting of shareholders of the Company to be held on November 21, 2025, at 11:00 AM, Hong Kong Time, at Level 24, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, China and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” THE ELECTION OF ALL NOMINEES UNDER PROPOSAL NO. 1, “FOR” PROPOSAL NO. 2, AND IN THE DISCRETION OF THE PROXY WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Continued and to be signed on reverse side

ABITS GROUP INC

VOTE BY INTERNET

http://www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 6:00 AM, Hong Kong Time, on November 21, 2025 (5:00 PM, Eastern Time, on November 20, 2025).

VOTE By Email / ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

Please email at: proxy@transhare.com

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ___________________________________ ☐

VOTE BY FAX

Please fax your proxy card to 1.727.269.5616.

VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR the nominees and FOR Proposals 2 and 3.

		FOR	AGAINST	ABSTAIN
1.	Resolution THAT the following individuals be elected as our Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2026 or until their successors are duly elected and qualified:

	Conglin Deng	☐	☐	☐
	Lionel Choong Khuat Leok	☐	☐	☐
	Tao Xu	☐	☐	☐
	Chuan Zhan	☐	☐	☐
	Yanyan Sun	☐	☐	☐

2.	Resolution THAT Audit Alliance LLP be ratified as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.	☐	☐	☐

3.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)